U.S. SECURITIES AND EXCHANGE
                        COMMISSION WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING
[ X ] Form 10-K   [ ] Form 11-K   [  ] Form 10-Q   [ ] Form N-SAR
For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:    ____________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
         Full Name of Registrant: CyberCare, Inc.
         Former Name if Applicable:
         2500 Quantum Lakes Drive, Suite 1000
         Address of Principal Executive Office (Street and Number) Boynton Beach, Florida 33426
         City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[X] (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -  NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

          The Form 10-K could not be filed within the prescribed time because of additional time required by Registrant's management to provide certain information to be included in such Form 10-K and coordinating obtaining documents from the Registrant's former auditors.

PART IV - OTHER INFORMATION
         (1) Name and telephone number of person to contact in regard to this notification:

         Alan Fraade Esq.                  212          486-2500
    ----------------------------------------------------------------------
         (Name)                                (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s).

                                               [X] Yes    [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [X] Yes    [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 CyberCare, Inc.
                  (Name of Registrant as specified in charter)







has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    March 31, 2003        By:  /s/
                                         ---------------------------
                                                 Joseph Robert Forte
                                                 President & CEO



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Explanation of anticipated change
---------------------------------

As a result of continued losses and a lack of sufficient working capital, the Registrant has ceased the operation of its subsidiary Physical Therapy and Rehabilitation, Inc, a Florida corporation ("PTR") and is reviewing its pharmacy operations. The Registrant intends to concentrate on collecting its accounts receivable and selling assets which are no longer utilized, as well as seeking strategic partners for the core technology business. Accordingly, the Registrant anticipates substantial loses from operations and the descent of said operations.